                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------

                                  SCHEDULE TO
                                 (RULE 14D-100)
           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 2)


                             ILLINOIS POWER COMPANY
                       (Name of Subject Company (Issuer))


                        ILLINOIS POWER COMPANY (ISSUER)
                         ILLINOVA CORPORATION (OFFEROR)
                             DYNEGY INC. (OFFEROR)
                           (Names of Filing Persons)


4.08% CUMULATIVE PREFERRED STOCK, PAR VALUE $50 PER SHARE, CUSIP NO. 452092-20-8 4.20% CUMULATIVE PREFERRED STOCK, PAR VALUE $50 PER SHARE, CUSIP NO. 452092-30-7 4.26% CUMULATIVE PREFERRED STOCK, PAR VALUE $50 PER SHARE, CUSIP NO. 452092-40-6 4.42% CUMULATIVE PREFERRED STOCK, PAR VALUE $50 PER SHARE, CUSIP NO. 452092-50-5 4.70% CUMULATIVE PREFERRED STOCK, PAR VALUE $50 PER SHARE, CUSIP NO. 452092-60-4 7.75% CUMULATIVE PREFERRED STOCK, PAR VALUE $50 PER SHARE, CUSIP NO. 452092-79-4
                         (Title of Class of Securities)
                     (CUSIP Number of Class of Securities)


                              KENNETH E. RANDOLPH
                                  DYNEGY INC.
                           1000 LOUISIANA, SUITE 5800
                              HOUSTON, TEXAS 77002
                                 (713) 507-6400
            (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)


                                WITH A COPY TO:

                                Julien R. Smythe
                                 Mark S. Croft
                   Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                        711 Louisiana, Suite 1900--South
                              Houston, Texas 77002
                                 (713) 220-5800
                              Fax: (713) 236-0822

                           CALCULATION OF FILING FEE

          Transaction Valuation*                              Amount of Filing Fee
------------------------------------------         ------------------------------------------
               $32,368,942                                           $6,474

    * Estimated for purposes of calculating the filing fee only. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the transaction value. The transaction value equals the total amount of funds, excluding fees and other expenses, required to purchase all outstanding shares of each series of preferred stock listed above pursuant to the tender offer described in the Offer to Purchase and Consent Statement filed as Exhibit (a)(1)(i) hereto. The purchase price for the outstanding shares is based on the average of the high and low sale price reported on October 15, 2001. Any adjustments to the filing fee will be made upon filing an Amendment to this Schedule TO upon commencement of the tender offer.


/X/  Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.



Amount Previously Paid:    $6,474             Filing Parties:  Illinois Power Company (Issuer), Illinova
                           --------------                      Corporation (Offeror) and Dynegy Inc. (Offeror)
                                                               -------------------------------------------
Form or Registration No.:  Schedule TO        Date Filed:      October 19, 2001
                           --------------                      -------------------------------------------



/X/ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


    Check the appropriate boxes below to designate any transactions to which the statement relates:

    /X/  third-party tender offer subject to Rule 14d-1.

    / /  issuer tender offer subject to Rule 13e-4.

    /X/  going-private transaction subject to Rule 13e-3.

    / /  amendment to Schedule 13D under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

    This Tender Offer Statement on Schedule TO relates to the tender offer by Illinova Corporation, an Illinois corporation ("Illinova") and wholly-owned subsidiary of Dynegy Inc., an Illinois corporation ("Dynegy"), of its offer to purchase all of the outstanding shares of cumulative preferred stock, par value $50 per share (the "Preferred Stock"), of Illinois Power Company, an Illinois corporation ("IPC"), at the following applicable cash purchase prices per share plus an amount equal to any accrued but unpaid dividends up to but not including the settlement date:



                SERIES                    CUSIP NO.    PURCHASE PRICE
                ------                   -----------   --------------
4.08% Cumulative Preferred Stock         452092-20-8      $
4.20% Cumulative Preferred Stock         452092-30-7      $
4.26% Cumulative Preferred Stock         452092-40-6      $
4.42% Cumulative Preferred Stock         452092-50-5      $
4.70% Cumulative Preferred Stock         452092-60-4      $
7.75% Cumulative Preferred Stock         452092-79-4      $



    The Tender Offer is subject to the terms and conditions set forth in the Preliminary Offer to Purchase and Consent Statement (the "Offer to Purchase and Consent Statement"), a copy of which is attached hereto as Exhibit (a)(1)(i), and in the related Preliminary Letter of Transmittal and Consent (the "Letter of Transmittal"), a copy of which is attached hereto as Exhibit (a)(1)(ii). Preliminary copies of the Offer to Purchase and Consent Statement and the Letter of Transmittal are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.



    The information in the Offer to Purchase and Consent Statement, including the Letter of Transmittal, each as amended or supplemented from time to time, is hereby incorporated by reference in response to all the items of this Schedule TO, except as otherwise set forth below. Capitalized terms used herein but not otherwise defined have the meanings ascribed to such terms in the Offer to Purchase and Consent Statement.



ITEM 1. SUMMARY TERM SHEET.



    The information set forth in "Summary Term Sheet" of the Offer to Purchase and Consent Statement is incorporated herein by reference.



ITEM 2. SUBJECT COMPANY INFORMATION.



    The information set forth in "Summary Term Sheet," "Summary," "Terms of the Tender Offer--Number of Shares; Purchase Prices," "Price Range of Shares; Dividends" and "Certain Information Regarding IPC, Illinova and Dynegy" of the Offer to Purchase and Consent Statement is incorporated herein by reference.



ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.



    The filing persons are: Illinois Power Company (Issuer), Illinova Corporation (Offeror) and Dynegy Inc. (Offeror). The information set forth in "Summary Term Sheet," "Summary," "Certain Information Regarding IPC, Illinova and Dynegy" and Appendix B of the Offer to Purchase and Consent Statement is incorporated herein by reference.



ITEM 4. TERMS OF THE TRANSACTION.



    The information set forth in the Letter of Transmittal and in "Summary Term Sheet," "Summary," "Special Factors," "Terms of the Tender Offer" and "Material U.S. Federal Income Tax Considerations" of the Offer to Purchase and Consent Statement is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.


    The information set forth in "Certain Information Regarding IPC, Illinova and Dynegy" of the Offer to Purchase and Consent Statement is incorporated herein by reference.


ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

    The information set forth in "Summary Term Sheet," "Summary," "Special Factors" and "Proposed Amendment and Consent Solicitation--Reasons for the Proposed Amendment; Certain Effects of the Proposed Amendment" of the Offer to Purchase and Consent Statement is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    The information set forth in "Source and Amount of Funds" of the Offer to Purchase and Consent Statement is incorporated herein by reference. Illinova has no alternative financing arrangements or financing plans.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.


    The information set forth in "Security Ownership of Certain Beneficial Owners and Management" and "Certain Information Regarding IPC, Illinova and Dynegy" of the Offer to Purchase and Consent Statement is incorporated herein by reference.


ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

    The information set forth in "Summary Term Sheet," "Summary," and "Fees and Expenses" of the Offer to Purchase and Consent Statement is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

    Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

    The information set forth in the Offer to Purchase and Consent Statement and Letter of Transmittal is incorporated herein by reference.

ITEM 12. EXHIBITS.


  EXHIBIT
  NUMBER                                  DESCRIPTION
-----------       ------------------------------------------------------------
(a)(1)(i)         Preliminary Offer to Purchase and Consent Statement.*
(a)(1)(ii)        Preliminary Form of Letter of Transmittal and Consent.*
(a)(1)(iii)       Preliminary Form of Letter to Preferred Shareholders of
                  Illinois Power Company.*
(a)(1)(iv)        Preliminary Form of Letter to Brokers, Dealers, Commercial
                  Banks, Trust Companies and Other Nominees.*
(a)(1)(v)         Preliminary Form of Letter to Clients for use by Brokers,
                  Dealers, Commercial Banks, Trust Companies and Other
                  Nominees.*
(a)(1)(vi)        Guidelines of Certification of Taxpayer Identification
                  Number on Substitute Form W-9.*


------------------------


*   Filed herewith.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

    Listed below is information required by Schedule 13E-3 that is not included or covered by the items in Schedule TO.

    SCHEDULE 13E-3, ITEM 2. SUBJECT COMPANY INFORMATION.

    Regulation M-A, Item 1002(b); The information in "Terms of the Tender Offer--Number of Shares; Purchase Price" of the Offer to Purchase and Consent Statement is incorporated herein by reference.

    Regulation M-A, Item 1002(d): The information set forth in "Price Range of Shares; Dividends" of the Offer to Purchase and Consent Statement is incorporated herein by reference.

    Regulation M-A, Item 1002(e) and (f): Not applicable

    SCHEDULE 13E-3, ITEM 4. TERMS OF THE TRANSACTION.

    Regulation M-A, Item 1004(c): Not applicable

    Regulation M-A, Item 1004(d): The information set forth in "Terms of the Tender Offer" and "Proposed Amendment and Consent Solicitation" of the Offer to Purchase and Consent Statement is incorporated herein by reference.

    Regulation M-A, Item 1004(e): Illinova has not made any provision to grant unaffiliated holders of the Preferred Stock access to IPC's corporate files or to obtain counsel or appraisal services at Illinova's expense.

    Regulation M-A, Items 1004(f): Not applicable

    SCHEDULE 13E-3, ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.


    Regulation M-A, Item 5(c) and (e): The information set forth in "Certain Information Regarding IPC, Illinova and Dynegy" of the Offer to Purchase and Consent Statement is incorporated herein by reference. The information set forth in "Management's Discussion and Analysis of Financial Condition and Results of Operations--Dynegy Inc. and Illinova Corporation Merger" in IPC's Form 10-K405, filed with the Securities and Exchange Commission on March 28, 2001, is incorporated herein by reference.


    SCHEDULE 13E-3, ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

    Regulation M-A, Item 1013(a) and (c): The information set forth in "Summary Term Sheet," "Summary," "Special Factors," "Terms of the Tender Offer," and "Proposed Amendment and Consent Solicitation" of the Offer to Purchase and Consent Statement is incorporated herein by reference.

    Regulation M-A, Item 1013(b): Not applicable


    Regulation M-A, Item 1013(d): The information set forth in "Summary Term Sheet," "Summary," 'Special Factors," "Terms of the Tender Offer," "Proposed Amendment and Consent Solicitation" and "Certain U.S. Federal Income Tax Considerations" of the Offer to Purchase and Consent Statement is incorporated herein by reference. After giving effect to the completion of the tender offer, Illinova's interest in the book value of IPC, as of September 30, 2001, will increase by approximately $46 million, or approximately 3.8%, and Illinova's interest in the net income of IPC, as of September 30, 2001, will increase by approximately $8 million, or approximately 5.7%.

    SCHEDULE 13E-3, ITEM 8. FAIRNESS OF THE TRANSACTION.

    Regulation M-A, Item 1014: The information in "Summary Term Sheet," "Summary," "Special Factors" and "Proposed Amendment and Consent Solicitation" of the Offer to Purchase and Consent Statement is incorporated herein by reference.

    SCHEDULE 13E-3, ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

    Regulation M-A, Item 1015: The information in "Special Factors" of the Offer to Purchase and Consent Statement is incorporated herein by reference.

    SCHEDULE 13E-3, ITEM 10. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    Regulation M-A, Item 1007(c): The information set forth in "Fees and Expenses" of the Offer to Purchase and Consent Statement is incorporated herein by reference.

    The following is an estimate of the fees and expenses to be incurred in connection with the tender offer and consent solicitation:

SEC filing fee..............................................  $  6,474
Dealer manager and solicitation agent fee...................   400,000*
Depositary and information agent fee........................    13,000
Legal fees and expenses.....................................   300,000
Printing fees...............................................    50,000
Miscellaneous expenses......................................     3,526
                                                              --------
  Total.....................................................  $773,000
                                                              ========

------------------------

* IPC will pay $150,000 of the dealer manager and solicitation agent fee in connection with its consent solicitation.

    SCHEDULE 13E-3, ITEM 12. THE SOLICITATION OR RECOMMENDATION.

    Regulation M-A, Item 1012(d): The information set forth in "Proposed Amendment and Consent Solicitation" of the Offer to Purchase and Consent Statement is incorporated herein by reference.

    Regulation M-A, Item 1012(e): No executive officer, director or affiliate of IPC or Illinova owns or has proxy authority for any shares of Preferred Stock, and none of such persons has made a recommendation either in support of or opposed to the tender offer.

    SCHEDULE 13E-3, ITEM 13. FINANCIAL STATEMENTS.

    Regulation M-A, Item 1010(a): The information set forth in "Summary of Consolidated Financial Information" of the Offer to Purchase and Consent Statement is incorporated herein by reference.

    Regulation M-A, Item 1010(b): Not applicable

    SCHEDULE 13E-3, ITEM 14. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

    Regulation M-A, Item 1009(b): The information set forth in "Proposed Amendment and Consent Solicitation" and "Fees and Expenses" of the Offer to Purchase and Consent Statement is incorporated herein by reference.

                                   SIGNATURE


    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.



Dated: February 22, 2002                               ILLINOIS POWER COMPANY

                                                       By:           /s/ STEPHEN W. BERGSTROM
                                                              --------------------------------------
                                                       Name:           Stephen W. Bergstrom
                                                       Title:         Chief Executive Officer

                                                       ILLINOVA CORPORATION

                                                       By:           /s/ STEPHEN W. BERGSTROM
                                                              --------------------------------------
                                                       Name:           Stephen W. Bergstrom
                                                       Title:        Executive Vice President

                                                       DYNEGY INC.

                                                       By:           /s/ STEPHEN W. BERGSTROM
                                                              --------------------------------------
                                                       Name:           Stephen W. Bergstrom
                                                       Title:  President and Chief Operating Officer

                                 EXHIBIT INDEX


  EXHIBIT
  NUMBER          DESCRIPTION
-----------       -----------
(a)(1)(i)         Preliminary Offer to Purchase and Consent Statement.*
(a)(1)(ii)        Preliminary Form of Letter of Transmittal and Consent.*
(a)(1)(iii)       Preliminary Form of Letter to Preferred Shareholders of
                  Illinois Power Company.*
(a)(1)(iv)        Preliminary Form of Letter to Brokers, Dealers, Commercial
                  Banks, Trust Companies and Other Nominees.*
(a)(1)(v)         Preliminary Form of Letter to Clients for use by Brokers,
                  Dealers, Commercial Banks, Trust Companies and Other
                  Nominees.*
(a)(1)(vi)        Guidelines of Certification of Taypayer Identification
                  Number on Substitute Form W-9.*


------------------------


*   Filed herewith.